Exhibit 99.1

FOR IMMEDIATE RELEASE	For Additional Information
Contact: Robert Lentz
(614) 876-2000
SUPERCONDUCTIVE COMPONENTS, INC.
REPORTS SECOND QUARTER RESULTS
COLUMBUS, Ohio (August 1, 2006) Superconductive Components, Inc. (OTCBB: SCCI), which manufactures ceramics and metals for advanced applications including optical systems, thin film batteries, and superconductors, today announced results for the three months ended June 30, 2006.
Second quarter 2006 versus 2005 highlights included:
•	Total revenue increased to $1,158,434 from $713,535

•	Gross profit rose to $280,540 from $207,234

•	Backlog of $2.0 million at quarter-end
Dan Rooney, Chairman, President and Chief Executive Officer, stated, “The 62% increase in second quarter revenues was entirely attributable to growth in product revenues. Gross profit margin improved on a sequential quarter basis to 24.2% of revenues from 22.7% for the first quarter 2006. Bookings were strong throughout the quarter and backlog was $2.0 million at June 30, 2006. We continue to implement our growth strategy in the photonics, optical coatings and thin film battery markets and anticipate improved performance in the third quarter of 2006.”
Second Quarter 2006 Results
Total revenue rose to $1,158,434 for the second quarter 2006 from $713,535 the prior year. There was no contract research revenue in the most recent quarter versus $89,533 for the second quarter 2005.
Gross profit was $280,540, or 24.2% of total revenue, for the second quarter 2006 versus $207,234, or 29.0% of total revenue, for the same period last year. The mix of higher value product with lower gross margin coupled with no contract research activity contributed to the decline in gross profit margin for the second quarter 2006 compared to a year ago.
General and administrative expenses increased to $232,524 for the second quarter 2006 from $189,725 a year ago, primarily attributable to the Company’s incentive compensation program as well as higher professional fees.
Research and development (“R&D”) expenses declined to $39,216 for the second quarter 2006 versus $58,268 for the same period in 2005 due to a change in the Company’s focus from R&D to manufacturing of Photonics products and a re-class of labor to cost of goods sold.
Sales and promotional expenses rose to $65,993 for the second quarter 2006 from $58,412 for the prior year due to incentive compensation related to the increase in revenues.
Interest expense declined to $3,482 for the second quarter 2006 from $24,687 for the same period last year. This was due to the Company’s completion of a private equity financing that also included conversion of liabilities to common equity during the second half of 2005.

The loss applicable to common shares was $48,500, or $0.01 per share, for the second quarter 2006 compared to a loss applicable to common shares of $130,062, or $0.05 per share, for the same period last year. Average weighted shares outstanding were 3,425,915 and 2,439,360 for the second quarter of 2006 and 2005, respectively.
Six Month 2006 Results
Total revenue increased to a record $2,359,057 for the six months ended June 30, 2006 from $1,288,594 for the same period in 2005, an increase of 83%. The return of a major customer following ISO 9001:2000 certification plus the addition of new customers during the past year were the key factors in the year-over-year increase in revenue. There was $42,092 of contract research revenue in the first half of 2006 compared to $177,966 the prior year.
Gross profit increased 52% to $553,513 for the first six months of 2006 from $364,088 for the same period in 2005. Gross profit margin was 23.5% for 2006 versus 28.3% for the first half of 2005 due to product mix, which included higher value product with lower gross margins, and the lower amount of contract research revenue compared to the same period last year.
General and administrative expenses were $445,254 for the first half of 2006 compared to $375,744 last year. This increase was due to the Company’s incentive compensation program as well as higher professional fees.
Research and development expenses declined to $86,392 for the first six months of 2006 from $100,336 a year ago due to a change in the Company’s focus from R&D to manufacturing of Photonics products and a re-class of labor to cost of goods sold.
Sales and promotional expenses were $134,096 for the first half of 2006 versus $110,934 for the same period in 2005 primarily due to incentive compensation related to the increase in revenues.
Interest expense declined to $5,506 for the six months ended June 30, 2006 from $40,209 the prior year.
The loss applicable to common shares was $101,773, or $0.03 per share, for the first half of 2006 versus a loss applicable to common shares of $275,275, or $0.11 per share, for the same period a year ago.
About Superconductive Components, Inc.
SCI Engineered Materials, an operating unit of Superconductive Components, Inc., manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. The Company also provides materials for thin film applications used in photovoltaics, electronic switches, hardness and decorative coatings. The Company is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding anticipated improved performance in the third quarter of 2006. These forward-looking statements involve numerous risks and uncertainties, including, without limitation: the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the company’s Securities and Exchange

Commission filings, including the company’s Annual Report on Form 10-KSB for the year ended December 31, 2005. One or more of these factors have affected, and could in the future affect, the Company’s projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.